FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1	Press release dated March 21, 2003.

TransAlta closes $240 million equity offering

CALGARY, Alberta (March 21, 2003) - TransAlta Corporation (TSX: TA; NYSE: TAC) announced today it has closed its public offering of 15 million common shares for gross proceeds of $240 million.

The underwriters have a further option to acquire up to 2.25 million additional common shares at the offering price of $16 per common share for the purpose of covering over-allotments. If they fully exercise the option, 17.25 million common shares will be issued, for total gross proceeds of $276 million. This option expires 30 days after closing.

The common shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy such common shares in any jurisdiction in which such an offer or sale would be unlawful and is issued pursuant to Rule 135c under the Securities Act of 1933.

TransAlta Corporation is Canada's largest non-regulated power generation and wholesale marketing company. We have close to $9 billion in coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power. TransAlta's Web site is www.transalta.com.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation.  These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements.  Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Nadine Walz

Daniel J. Pigeon

Media Relations Specialist

Director, Investor Relations

Phone: (403) 267-3655

Phone:  1-800-387-3598 in Canada and U.S.

Pager:  (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

E-mail:  investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: March 21, 2003